                   EXHIBIT 99.1

FOR IMMEDIATE RELEASE

CRAFT BREW ALLIANCE REPORT FIRST QUARTER 2020 RESULTS, INCLUDING $0.03 EPS AND BEER GROSS MARGIN EXPANSION

Continued strong performance for Kona in the off-premise channel, where flagship Big Wave Golden Ale grew 20% in the latest 17 weeks per Nielsen despite headwinds from global pandemic

Portland, Ore. (May 6, 2020) – Craft Brew Alliance, Inc. (“CBA”) (Nasdaq: BREW), a leading craft brewing company, reported financial results for the first quarter ended March 31, 2020 in a Form 10-Q filed with the Securities and Exchange Commission today.

While our first quarter was impacted by the current global COVID-19 pandemic, most notably with the closure of our brewpubs to on-site guests and significantly reduced demand for draft beer, we quickly adapted and tightly managed our spend to directly address those impacts. These efforts contributed to earnings per share of $0.03, a $0.41 improvement over the first quarter last year, as well as beer gross margin expansion of 60 basis points to 38.6%, and a 3% increase in beer revenue per barrel. Our first quarter shipment decrease of 6% also reflects the impact of COVID-19; however our performance in the off-premise was largely in line with internal expectations as we lapped the impact of our biggest-ever distribution drive and marketing investment behind Kona in the first quarter of 2019. Additionally, despite industry-wide decreases in shipments due to on-premise closures, our portfolio of established brands available in a variety of package formats created value for our business, as well as our distribution and retail partners, as consumer behavior began to shift to more familiar brands in larger pack sizes.
During the quarter, we also continued working closely with regulators in support of our pending combination with Anheuser-Busch (“A-B”), which received overwhelming support by a majority of non A-B shareholders at our shareholder meeting in February and is expected to close this year.

“First and foremost, we are exceedingly thankful that our employees remain safe and in good health during this global pandemic,” said CBA CEO Andy Thomas. “Turning our attention to business results, I am proud that even against this unprecedented backdrop, complete with all of its challenges, our decisiveness in quickly adapting allowed us to manage our financials while still looking out for the well-being of our employees and stakeholders. We are mindful that thus far, we have been able to weather the initial impacts remarkably well compared to others in our space. Looking forward, we remain squarely focused on sustaining our operational health, completing key initiatives such as the new Kona brewery, and closely tracking consumer shifts, as we continue through the regulatory review process in preparation for our exciting combination with Anheuser-Busch as planned.”

While Kona’s first quarter shipments were impacted by the current crisis and significant reduction in demand for draft beer, the 2% decrease compared to last year was in line with our internal expectations. As a reminder, in Q1 2019, we launched our largest-ever national marketing investment behind Kona, which included a wholesaler distribution drive in February and significant promotional activity in March to drive awareness. As a result, we anticipated Kona’s growth rate would flatten comparatively in 2020. Acknowledging these impacts, we are providing certain off-premise metrics for the first 17 weeks year-to-date, as reported by Nielsen, to offer a more comprehensive view of Kona’s performance this year. In the off-premise channel year-to-date, Kona is up 9%, driven by a 20% increase for flagship Big Wave Golden Ale, over the same 17-week period a year ago.

“We’re pleased that our first-quarter performance is largely in line with our internal expectations and that Kona was able to grow and hold onto year-ago gains despite the significant pullback in spend,” said CBA Chief Financial and Strategy Officer Christine Perich. “Additionally, our $0.03 earnings per share for the quarter is $0.09 ahead of consensus and further validation of our teams’ ability to tightly manage our financials. As we continue navigating through these historic circumstances, we are committed to supporting the health and well-being of our people, while also closely monitoring the situation and working with local and state governments as the restrictions are lifted and more normal operations begin to resume.”

In light of our pending combination with A-B, we have suspended the practice of holding investor conference calls and providing forward-looking guidance. As previously disclosed, following the approval by shareholders, the proposed expanded partnership remains subject to the satisfaction of customary closing conditions, including receipt of requisite regulatory approvals. For more information on our first quarter performance, please refer to the Form 10-Q filing available on our investor relations website at https://investors.craftbrew.com/financial-information/sec-filings.

About Craft Brew Alliance

CBA is an independent craft brewing company that brews, brands, and brings to market world-class American craft beers. Our distinctive portfolio combines the power of Kona Brewing Company, a dynamic, fast-growing national craft beer brand, with strong regional breweries and innovative lifestyle brands Appalachian Mountain Brewery, Cisco Brewers, Omission Brewing Co., Redhook Brewery, Square Mile Cider Co., Widmer Brothers Brewing, and Wynwood Brewing Co. CBA nurtures the growth and development of its brands in today’s increasingly competitive beer market through our state-of-the-art brewing and distribution capability, integrated sales and marketing infrastructure, and strong focus on partnerships, local community and sustainability.

Formed in 2008, CBA is headquartered in Portland, Oregon and operates breweries and brewpubs across the U.S. CBA beers are available in all 50 U.S. states and 30 different countries around the world. For more information about CBA and our brands, please visit www.craftbrew.com.

Media and Investor Contact: Jenny McLean, Senior Communications Director, jenny.mclean@craftbrew.com

##